Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2022 $	April 30, 2021 $
ASSETS
Current assets
Cash		32,986	41,759
Amounts receivable		2,462	2,858
Sales tax receivable		104	491
Inventory		1,534	1,204
Unbilled revenue		889	770
Prepaid expenses		2,584	1,776
		40,559	48,858
Restricted cash		81	79
Deposit on equipment		160	52
Investment	7	105	111
Property and equipment	8, 13	3,571	4,024
Intangible assets	9	4,522	6,058
Goodwill		7,450	7,777
Total assets		56,448	66,959
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	3,297	3,011
Sales tax payable		—	140
Deferred revenue		983	1,111
Income taxes payable		588	326
Convertible debentures – liability component	12	1,292	—
Leases	13	982	986
Deferred acquisition payments	5, 6	—	498
		7,142	6,072
Convertible debentures – liability component	12	—	1,531
Leases	13	540	940
Deferred income tax liability		1,078	1,492
		8,760	10,035
SHAREHOLDERS' EQUITY
Share capital	14	81,790	80,102
Convertible debentures – equity component	12	102	127
Contributed surplus	14	9,165	7,201
Accumulated other comprehensive income (loss)		(1,485)	(687)
Accumulated deficit		(41,884)	(29,819)
		47,688	56,924
Total liabilities and shareholders’ equity		56,448	66,959

Nature of operations (Note 1)

Subsequent event (Note 14)

Approved and authorized on behalf of the Board of Directors on March 16, 2022

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2022 $	2021 $	2022 $	2021 $
REVENUE		4,815	4,515	14,125	13,035
COST OF SALES		2,229	953	6,458	4,274
GROSS PROFIT		2,586	3,562	7,667	8,761
EXPENSES
Advertising		228	216	589	505
Amortization and depreciation	8, 9	638	731	1,948	2,125
Asset impairment charge	8, 13	167	—	167	—
Bad debt expense (recovery)		7	(2)	(17)	(23)
Consulting fees		299	124	650	318
Foreign exchange loss (gain)		(55)	96	(16)	142
Insurance		510	204	1,470	301
Interest and bank charges		96	91	258	398
Management fees	15	—	—	—	269
Office and general		224	624	748	980
Professional fees		513	692	1,135	1,113
Rent		44	57	114	147
Repairs and maintenance		54	29	161	184
Research and development		1,820	—	5,787	1,358
Salaries and benefits	15	1,789	1,074	4,633	3,925
Share-based payments	14, 15	492	852	2,297	1,426
Telephone and utilities		12	23	35	51
Travel		55	12	169	42
		6,893	4,823	20,128	13,261
Loss before other income (expenses) and income taxes		(4,307)	(1,261)	(12,461)	(4,500)
OTHER INCOME (EXPENSES)
Accretion	5, 6, 12	(21)	(78)	(65)	(287)
Grant income	17	36	—	36	1,881
Subsidy income	17	—	122	20	396
Interest and other income		160	12	170	557
Unrealized foreign exchange gain (loss)		514	—	821	(30)
		689	56	982	2,517
Loss before income taxes		(3,618)	(1,205)	(11,479)	(1,983)
Income taxes		(208)	(89)	(586)	(324)
NET LOSS FOR THE PERIOD		(3,826)	(1,294)	(12,065)	(2,307)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(64)	(20)	(798)	460
COMPREHENSIVE LOSS FOR THE PERIOD		(3,890)	(1,314)	(12,863)	(1,847)
LOSS PER SHARE – BASIC AND DILUTED		(0.20)	(0.08)	(0.62)	(0.15)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		19,429,459	16,904,356	19,332,597	15,678,839

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2020	13,984,018	34,087	—	3,778	(300)	(22,479)	15,086
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833	511	—	—	—	—	511
Shares issued pursuant to deferred acquisition payment to UPE	203,178	1,047	—	—	—	—	1,047
Shares issued pursuant to option exercise	138,100	727	—	(299)	—	—	428
Shares issued pursuant to warrant exercise	2,485,817	15,119	—	(392)	—	—	14,727
Convertible debentures	—	—	204	—	—	—	204
Shares issued pursuant to conversion of convertible debentures	175,289	735	(58)	—	—	—	677
Share-based payments	—	—	—	1,426	—	—	1,426
Comprehensive income (loss) for the period	—	—	—	—	460	(2,307)	(1,847)
Balance, January 31, 2021	17,119,235	52,226	146	4,513	160	(24,786)	32,259

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	158,000	788	—	(326)	—	—	462
Shares issued pursuant to warrant exercise	17,194	68	—	(7)	—	—	61
Shares issued pursuant to conversion of convertible debentures	75,292	329	(25)	—	—	—	304
Share-based payments	—	—	—	2,297	—	—	2,297
Comprehensive loss for the period	—	—	—	—	(798)	(12,065)	(12,863)
Balance, January 31, 2022	19,461,190	81,790	102	9,165	(1,485)	(41,884)	47,688

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2022 and 2022

(Unaudited - Expressed in Canadian Dollars)

(in thousands)	Note	2022 $	2021 $
Operating activities:
Net loss for the period		(12,065)	(2,307)
Items not affecting cash:
Amortization and depreciation	8, 9	2,843	2,822
Asset impairment	8, 13	167	—
Deferred income taxes		586	(294)
Accretion	5, 6, 12	65	287
Foreign exchange		(837)	—
Loan forgiven	11	—	(280)
Share-based payments	14, 15	2,297	1,426
		(6,944)	1,654
Changes in non-cash working capital related to operations:
Amounts receivable		322	(818)
Inventory		(300)	(309)
Unbilled revenue		(125)	143
Prepaid expenses		(860)	(2,050)
Accounts payable and accrued liabilities	15	283	651
Sales and income taxes payable and receivable		(425)	509
Deferred revenue		(85)	351
Net cash (used in) provided by operating activities		(8,134)	131
Investing activities:
Purchase of equipment	8	(924)	(850)
Internally generated development costs	9	—	(270)
Purchase of customer list		(191)	—
Deferred acquisition payment	5, 6	—	(519)
Net cash used in investing activities		(1,115)	(1,639)
Financing activities:
Proceeds on share issuance, net of transaction costs	14	523	15,155
Repayment of leases	13	(702)	(696)
Loan repayments	11	—	(29)
Proceeds from convertible debentures, net of transaction costs	12	—	2,202
Repayment of debentures	10	—	(2,000)
Net cash (used in) provided by financing activities		(179)	14,632
(Decrease) increase in cash during the period		(9,428)	13,124
Foreign exchange		657	(14)
Cash – beginning of the period		41,838	2,691
Cash – end of the period		33,067	15,801
Cash is comprised of:
Cash		32,986	15,720
Restricted cash		81	81
		33,067	15,801
Cash paid for interest		38	90
Cash paid for income tax		671	175

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $12.1 million for the nine months ended January 31, 2022 and has accumulated a deficit of $41.9 million as of January 31, 2022.  The Company has $33.0 million cash on hand as of January 31, 2022 which will sustain its existing operations through at least the next twelve months. The Company may need to raise additional funds in order to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

COVID-19 Pandemic

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2021. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and therefore should be read together with the audited annual financial statements for the year ended April 30, 2021.

These condensed interim consolidated financial statements were approved by the Board of Directors.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - January 31, 2022	% Equity Interest - April 30, 2021	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company changed the name of ModiQuest Research B.V. to ImmunoPreicse Antibodies (Europe) B.V. during the fiscal year ended April 30, 2019. The Company merged U-Protein Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V., a wholly owned subsidiary of ImmunoPrecise Netherlands B.V., on January 1, 2021.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted no new accounting standards during the nine months ended January 31, 2022.

Standards not yet adopted

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6.83 million on terms as follows:

•	€2.7 million (CAD$4.1 million) was paid in cash on closing;
•	606,101 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.2% was used. The changes in the value of the deferred payments during the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	932
Accretion expense	89
Payment	(1,047)
Foreign exchange	26
Balance, April 30, 2021 and January 31, 2022	—

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7.0 million on terms as follows:

•	€2.5 million (CAD$4.0 million) was paid in cash on closing;
•	1,320,080 common shares of the Company were issued on closing; and
•	€2.0 million in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €0.7 million.

The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14.0% was used. The changes in value of the deferred payments during the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	1,894
Accretion expense	133
Repayment	(1,540)
Foreign exchange	11
Balance, April 30, 2021	498
Repayment	(503)
Foreign exchange	5
Balance, January 31, 2022	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

7.	INVESTMENT

Investment consists of a 29% (April 30, 2021 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded at fair value using precedent shareholder equity transactions.  Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.   The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions and does not have representation on the Board of Directors of QVQ.

8.	PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2020	54	36	50	2,384	50	351	3,098	6,023
Additions	42	—	—	582	45	2	2,001	2,672
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(188)	—	—	—	(188)
Foreign exchange	—	—	(1)	(48)	(1)	—	(33)	(83)
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	8,406
Additions	31	—	—	326	1	—	862	1,220
Disposals	(21)	(5)	—	—	—	—	—	(26)
Lease modification	—	—	—	(23)	—	—	—	(23)
Subsidy reimbursement	—	—	—	—	—	—	(102)	(102)
Asset impairment	—	—		(366)	—	—	—	(366)
Foreign exchange	(1)	1	(1)	(59)	(4)	—	(97)	(161)
Balance, January 31, 2022	105	32	48	2,608	91	353	5,711	8,948

Accumulated Depreciation:
Balance, April 30, 2020	37	18	35	700	7	226	1,922	2,945
Depreciation	24	10	8	711	21	70	800	1,644
Disposals	—	—	—	—	—	—	(18)	(18)
Lease modification	—	—	—	(42)	—	—	—	(42)
Foreign exchange	—	—	(1)	(35)	(1)	—	(110)	(147)
Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	4,382
Depreciation	21	4	5	534	17	44	706	1,331
Disposals	(21)	(5)	—	—	—	—	—	(26)
Asset Impairment	—	—	—	(199)	—	—	—	(199)
Foreign exchange	(1)	1	(1)	(38)	(1)	—	(71)	(111)
Balance, January 31, 2022	60	28	46	1,631	43	340	3,229	5,377

Net Book Value:
April 30, 2021	35	8	7	1,396	67	57	2,454	4,024
January 31, 2022	45	4	2	977	48	13	2,482	3,571

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives. The intellectual property has a useful life of 10 years, the proprietary processes have a useful life of 5 years, and the customer list a useful life of 2 years. The internally generated development costs commence amortization once the development process is ready to be used. The changes in the value of the intangible assets during the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2020	115	4,159	7,765	140	—	12,179
Costs expensed	(80)	—	—	—	—	(80)
Foreign exchange	(2)	(70)	(130)	(2)	—	(204)
Balance, April 30, 2021	33	4,089	7,635	138	—	11,895
Additions	—	—	—	—	189	189
Foreign exchange	—	(172)	(320)	(6)	—	(498)
Balance, January 31, 2022	33	3,917	7,315	132	189	11,586

Accumulated Amortization:
Balance, April 30, 2020	—	1,054	2,840	—	—	3,894
Amortization	1	421	1,647	—	—	2,069
Foreign exchange	—	(30)	(96)	—	—	(126)
Balance, April 30, 2021	1	1,445	4,391	—	—	5,837
Amortization	5	302	1,197	—	8	1,512
Foreign exchange	—	(69)	(216)	—	—	(285)
Balance, January 31, 2022	6	1,678	5,372	—	8	7,064

Net Book Value:
April 30, 2021	32	2,644	3,244	138	—	6,058
January 31, 2022	27	2,239	1,943	132	181	4,522

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the "Debentures") financing in the principal amount of $4.3 million (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue.

The changes in the value of the Debentures during the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	2,000
Repayment	(2,000)
Balance, April 30, 2021 and January 31, 2022	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €0.06 million (CAD$0.09 million) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €0.2 million, maturing on July 31, 2020.  The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250.  The interest was owed per month in arrears. The principal outstanding at January 31, 2022 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 5, 2018, the Company assumed loans payable of €0.06 million (CAD$0.09 million) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €0.1 million, maturing on February 28, 2021.  The loan is secured by certain equipment, bears an interest rate of 3% per annum and is repayable in monthly installments of €1,675.  The interest is owed per month in arrears. The principal outstanding at January 31, 2022 is €nil (CAD$nil) (April 30, 2021 – €nil (CAD$nil)).

On April 15, 2020, the Company was approved for a US$0.2 million loan under the Paycheck Protection Program ("PPP") administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$0.01 million starting in November 2020 until April 2022.  The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company met the requirements for full loan forgiveness.

(in thousands)	$
Balance, April 30, 2020	312
Loan repayments and foreign exchange	(32)
Loan forgiven	(280)
Balance, April 30, 2021 and January 31, 2022	—

12.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $0.3 million of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

During the three and nine months ended January 31, 2022, the Company recorded accretion expense of $0.02 milllion and $0.06 million (2021 – $0.03 million and $0.1 million). The changes in the value of the New Debentures during the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413	213
Transaction costs	(102)	(9)
Accretion expense	124	—
Conversion to shares	(904)	(77)
Balance, April 30, 2021	1,531	127
Accretion expense	65	—
Conversion to shares	(304)	(25)
Balance, January 31, 2022	1,292	102

13.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2024 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019, June 2019, December 2019, and August 2020.  With the adoption of IFRS 16, Leases, the Company recognized a lease obligation with regard to the office leases.  The terms and the outstanding balances as at January 31, 2022 and April 30, 2021 are as follows:

(in thousands)	January 31, 2022 $	April 30, 2021 $
Equipment under lease in monthly instalments of $20,166 with interest rate of 8% per annum and an end date of May 2023.	250	396
Automobile under lease in monthly instalments of $1,162 with an interest rate of 8% per annum and an end date of September 2023.	22	31
Automobile under lease in monthly instalments of $1,027 with an interest rate of 8% per annum and an end date of August 2024.	29	37
Right-of-use asset from office lease repayable in monthly instalments of $6,950 and an interest rate of 8% per annum and an end date of May 2024.	181	223
Right-of-use asset from office lease repayable in monthly instalments of $17,055 and an interest rate of 8% per annum and an end date of November 2022. The monthly instalment is adjusted annually based on the consumer price index.	156	303
Right-of-use asset from office lease repayable in monthly instalments of $31,499 and an interest rate of 8% per annum and an end date of December 2023. The monthly instalment is adjusted annually based on the consumer price index.	678	616
Right-of-use asset from office lease repayable in monthly instalments of $14,480 and an interest rate of 8% per annum and an end date of April 2023.	206	320
	1,522	1,926
Current portion	(982)	(986)
Non-current portion	540	940

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2022	277
2023	975
2024	357
2025	11
Total minimum lease payments	1,620
Less: imputed interest	(98)
Total present value of minimum lease payments	1,522
Less: Current portion	(982)
Non-current portion	540

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Company reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the three months ended January 31, 2022, a significant change in the planned use of a right-of-use asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million, the full carrying value of the asset.

The changes in the value of the right-of-use assets during nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2020	2,384	50	—	2,434
Additions	582	45	623	1,250
Lease modification	(188)	—	—	(188)
Foreign exchange	(48)	(1)	—	(49)
Balance, April 30, 2021	2,730	94	623	3,447
Additions	326	1	—	327
Lease modification	(23)	—	—	(23)
Asset impairment	(366)	—	—	(366)
Foreign exchange	(59)	(4)	23	(40)
Balance, January 31, 2022	2,608	91	646	3,345

Accumulated Depreciation:
Balance, April 30, 2020	700	7	—	707
Depreciation	711	21	234	966
Lease modification	(42)	—	—	(42)
Foreign exchange	(35)	(1)	(14)	(50)
Balance, April 30, 2021	1,334	27	220	1,581
Depreciation	534	17	168	719
Asset impairment	(199)	—	—	(199)
Foreign exchange	(38)	(1)	11	(28)
Balance, January 31, 2022	1,631	43	399	2,073

Net Book Value:
April 30, 2021	1,396	67	403	1,866
January 31, 2022	977	48	247	1,272

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)	Consolidation:

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation shares for one post-Consolidation share. All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6).  The common shares were valued at $0.5 million.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein (Note 5).  The common shares were valued at $1.0 million.

During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million.  A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $11.70.

During the year ended April 30, 2021, the Company issued 2,568,417 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to the conversion of $1.0 million principal balance of convertible debentures.

On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million (CAD $27.7 million), net proceeds less underwriting discounts and commissions of U.S. $19.6 million (CAD $24.7 million).

On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million (CAD $4.1 million), net proceeds less underwriting discounts and commissions of U.S. $3.0 million (CAD $3.8 million).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $0.5 million.

During the nine months ended January 31, 2022, the Company issued 158,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.5 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $8.08.

During the nine months ended January 31, 2022, the Company issued 17,194 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $0.06 million. A value of $0.01 million was transferred from contributed surplus to share capital as a result.

During the nine months ended January 31, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures.

Subsequent Events

Subsequent to January 31, 2022, the Company issued 30,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.2 million. A value of $0.08 million was transferred from contributed surplus to share capital as a result.

Subsequent to January 31, 2022, the Company issued 271,500 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $1.0 million. A value of $0.05 million was transferred from contributed surplus to share capital as a result.

d)	Options

On August 13, 2020, the Company granted 50,000 stock options, exercisable at $7.50 per option, to a consultant of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date, one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $0.2 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.85, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.33%, and an expected life of 3 years.

On September 1, 2020, the Company granted 270,000 stock options, exercisable at $8.50 per option, to officers and an employee of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1.6 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.15, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.31%, and an expected life of 5 years.

On January 6, 2021, the Company granted 25,000 stock options, exercisable at $20.30 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $0.3 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On January 6, 2021, the Company granted 238,000 stock options, exercisable at $20.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $2.8 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

On May 9, 2021, the Company granted 10,000 stock options, exercisable at US $7.72 per option, to members of the Company’s strategic board. The options are subject to vesting conditions as follows: one-third one year after grant date; one-third two years after grand date and one-third three years after grant date. The fair value of these options was estimated to be $0.06 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $9.42, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.70%, and expected life of 5 years.

On June 13, 2021, the Company granted 43,750 stock options, exercisable at US $7.14 per option, to a consultant of the Company. The options vested immediately. The fair value of these options was estimated to be $0.2 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.63, dividend yield of 0%, expected volatility of 78%, a risk-free rate of 0.71%, and expected life of 3 years.

On August 7, 2021, the Company granted 45,000 stock options, exercisable at $9.19 per option, to an employee of the Company. The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $0.3 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $9.19, dividend yield of 0%, expected volatility of 79%, a risk-free rate of 0.80%, and an expected life of 5 years.

On January 2, 2022, the Company granted 28,250 stock options, exercisable at $6.89 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $0.1 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.89, dividend yield of 0%, expected volatility of 77%, a risk-free rate of 1.18%, and an expected life of 4 years.

On January 7, 2022, the Company granted 225,000 stock options, exercisable at $7.94 per option, to officers and employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $1.1 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $7.94, dividend yield of 0%, expected volatility of 77%, a risk-free rate of 1.42%, and an expected life of 5 years.

On January 7, 2022, the Company granted 113,000 stock options, exercisable at $7.94 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $0.5 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $7.94, dividend yield of 0%, expected volatility of 77%, a risk-free rate of 1.42%, and an expected life of 4.73 years.

On January 13, 2022, the Company granted 15,000 stock options, exercisable at $8.30 per option, to an officer of the Company.  The options are subject to vesting conditions as follows: one-third 2 months after grant date; one-third 4 months after grant date and one-third 6 months after grant date.  The fair value of these options was estimated to be $0.04 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.30, dividend yield of 0%, expected volatility of 77%, a risk-free rate of 1.43%, and an expected life of 1 year.

On January 13, 2022, the Company granted 24,000 stock options, exercisable at $8.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $0.1 million using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.30, dividend yield of 0%, expected volatility of 77%, a risk-free rate of 1.43%, and an expected life of 4.73 years.

Expected volatility of all options granted up to September 1, 2020 was based on the historical volatility of similar companies.  Expected volatility of options granted subsequent to that date is based on the historical volatility of the company over the prior 2 years.

During the three and nine months ended January 31, 2022 the Company has recorded $0.5 million and $2.3 million (2020 - $0.9 million and $1.4 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The changes in the stock options for the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	14.30	—
Exercised	(189,100)	3.62	—
Expired	(59,500)	5.55	—
Forfeited	(38,500)	20.30	—
Balance, April 30, 2021 (outstanding)	1,358,900	7.93	3.11
Granted	504,000	8.07	—
Exercised	(158,000)	2.92	—
Expired	(52,750)	9.40	—
Forfeited	(13,000)	20.30	—
Balance, January 31, 2022 (outstanding)	1,639,150	8.33	3.12
Unvested	(621,917)	9.54	4.54
Exercisable, January 31, 2022	1,017,233	7.59	2.25

Details of the options outstanding as at January 31, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 18, 2022	5.05	0.63	131,900	—	131,900
January 3, 2023	3.25	0.92	30,000	—	30,000
February 7, 2023	2.35	1.02	140,000	—	140,000
April 3, 2023	5.05	1.17	8,000	—	8,000
September 24, 2023	4.75	1.65	19,000	—	19,000
November 7, 2023	4.10	1.77	20,000	—	20,000
December 31, 2023	5.00	1.92	210,000	—	210,000
January 11, 2024	5.00	1.95	60,000	—	60,000
October 1, 2024	2.38	2.67	50,000	—	50,000
September 1, 2025	8.50	3.59	270,000	90,000	180,000
January 6, 2026	20.30	3.93	240,000	71,667	168,333
May 9, 2026(1)	9.84	4.27	10,000	10,000	—
August 5, 2026	9.19	4.51	45,000	45,000	—
January 2, 2026	6.89	3.92	28,250	28,250	—
January 7, 2027	7.94	4.94	338,000	338,000	—
January 7, 2027	8.30	4.95	39,000	39,000	—
	8.33	3.12	1,639,150	621,917	1,017,233
(1)	US $7.72

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

e)	Warrants

The changes in the warrants for the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	3,411,500	5.25	0.91
Exercised	(2,533,200)	5.88	—
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(15,000)	3.50	—
Balance, January 31, 2022	863,300	3.50	0.15

Details of the warrants outstanding as at January 31, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.15	863,300

f)	Finder’s Warrants

On February 8, 2021, the Company issued 113,139 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering of 1,616,293 common shares. The fair value of these warrants was estimated to be US $1.0 million (CAD $1.3 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

On February 10, 2021, the Company issued 16,972 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering over-allotment of 242,443 common shares. The fair value of these warrants was estimated to be US $0.1 million (CAD $0.2 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.

The changes in the finder’s warrants for the nine months ended January 31, 2022 and the year ended April 30, 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	81,994	3.50	1.90
Issued	130,111	20.65(1)	—
Exercised	(35,217)	3.50	—
Balance, April 30, 2021	176,888	16.12	3.75
Exercised	(2,194)	3.50	—
Balance, January 31, 2022	174,694	16.84	3.02
(1)	US $16.81

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Details of the finder’s warrants outstanding as at January 31, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	0.15	44,583
February 3, 2026(1)	21.42	4.01	130,111
	16.84	3.02	174,694
(2)	US $16.81

g)	At-The-Market Equity Offering Facility

On October 13, 2021, the Company established an at-the-market equity offering facility (“ATM Facility”). An ATM Agreement was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company having an aggregate gross sales price of up to US$50.0 million. Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the common shares in the United States. No offers or sales of common shares will be made in Canada on the TSXV or other trading markets in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM facility.

At January 31, 2022 US$50.0 million of the Company’s stock remained available for sale under the ATM Facility.

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Dr. Yasmina Abdiche, former Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During the nine months ended January 31, 2022 and 2021, the compensation for key management is as follows:

(in thousands)	2022 $	2021 $
Management fees	—	64
Salaries and other short-term benefits	1,980	1,529
Severance (included in salaries)	8	197
Share-based payments	885	1,008
Director compensation (included in salaries)	282	198
	3,155	2,996

At January 31, 2022, included in accounts payable and accrued liabilities is $1.0 million (April 30, 2021 - $1.2 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

16.	COMMITMENTS

The Company entered into a lease agreement for a new facility for its Utrecht, the Netherlands location on December 31, 2019. The building is under construction. The lease has two five-year terms and is estimated to commence on April 5, 2022 at an estimated annual cost of €0.7 million indexed for inflation.

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The Company anticipates entering into a lease agreement for the new construction facility by December 31, 2022. The lease will have a five-year term with an optional five-year extension, and is estimated to commence May 1, 2023 at an estimated annual cost of €0.5 million indexed for inflation.

The Company entered into an agreement advancing research on the Company’s SARS-CoV-2 PolyTopeTM Cocktail, with a current obligation of US$8.0 million over the next six months.

17.	GRANT AND SUBSIDY INCOME

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1.5 million by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV-2. The total grant project cost is US$2.0 million, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$0.5 million. In addition, the Company has been awarded a US$0.08 million grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to develop treatments for the coronavirus (COVID-19) and other pathogens. The Company has recorded a total of nil and nil during the three and nine months ended January 31, 2022, respectively, related to these grants.

The PPP was implemented in the United States to help businesses impacted by COVID-19 keep their workforce employed. Borrowers were eligible for full forgiveness if certain conditions were met. See Footnote 11 for more information on the PPP.

18.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At January 31, 2022 and April 30, 2021, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic segments for the three and nine months ended January 31, 2022 and 2021 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2022 $	2021 $	2022 $	2021 $
United States of America	1,759	3,289	5,139	7,250
Canada	160	230	386	802
Europe	2,303	1,041	6,769	4,203
Other	593	-45	1,831	780
	4,815	4,515	14,125	13,035

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2022 and 2021 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2022 $	2021 $	2022 $	2021 $
Project revenue	4,073	3,323	12,652	11,328
Product sales revenue	465	1,190	1,177	1,700
Cryostorage revenue	277	2	296	7
	4,815	4,515	14,125	13,035

The Company’s non-current assets are allocated to geographic segments as of January 31, 2022 and April 30, 2021 as follows:

	January 31, 2022 $	April 30, 2021 $
North America - Corporate	78	—
North America	1,466	2,153
Netherlands	14,345	15,948
	15,889	18,101

Geographic segmentation of the Company’s net income (loss) for the three and nine months ended January 31, 2022 and 2021 is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2022 $	2021 $	2022 $	2021 $
North America - Corporate	(1,815)	(2,618)	(6,037)	(5,192)
North America	(2,188)	290	(7,217)	1,011
Netherlands	177	1,034	1,189	1,874
	(3,826)	(1,294)	(12,065)	(2,307)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2022 and 2021 is as follows:

	Three months ended January 31,		Nine months ended January 31,
Interest and accretion (in thousands)	2022 $	2021 $	2022 $	2021 $
North America - Corporate	72	92	197	442
North America	12	20	41	71
Netherlands	33	57	85	172
	117	169	323	685

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	Three months ended January 31,		Nine months ended January 31,
Amortization and depreciation (in thousands)	2022 $	2021 $	2022 $	2021 $
North America - Corporate	15	89	53	98
North America	201	98	592	532
Netherlands	733	749	2,198	2,192
	949	936	2,843	2,822

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

19.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	January 31, 2022 $	January 31, 2021 $
Acquisition of building and equipment by capital lease	327	787
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	503	511
Fair value of shares issued pursuant to deferred acquisition payment to UPE	—	1,047

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2022 $
Deferred acquisition payments	498	—	—	(503)	—	5	—
Convertible debentures	1,531	—	—	(304)	65	—	1,292
Leases	1,926	(702)	327	—	—	(29)	1,522
Total	3,955	(702)	327	(807)	65	(24)	2,814

			Non-cash changes
(in thousands)	April 30, 2020 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2021 $
Deferred acquisition payments	2,825	(518)	—	(1,558)	189	66	1,004
Debentures	2,000	(2,000)	—	—	—	—	—
Convertible debentures	313	1,997	—	(677)	98	—	1,731
Loans payable	312	(29)	—	(280)	—	(3)	—
Leases	1,884	(696)	787	—	—	(39)	1,936
Total	7,334	(1,246)	787	(2,515)	287	24	4,671